VCI Global Limited

B03-C-8 Menara 3A

KL Eco City, No. 3 Jalan Bangsar

59200 Kuala Lumpur

May 23, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	VCI Global Limited

Registration Statement on Form F-3

File No. 333-279521

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), VCI Global Limited (the “Company”) respectfully requests that the effective date of the registration statement referred to above (the “Registration Statement”) be accelerated so that it will become effective at 4:30 p.m., Eastern Time, on Tuesday, May 28, 2024, or as soon thereafter as possible. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Sichenzia Ross Ference Carmel LLP by calling Jeffrey Wofford at (646) 876-0618.

Very Truly Yours,

By:	/s/ Victor Hoo
Name: Victor Hoo
Title: Chief Executive Officer

cc:	Jeffrey Wofford, Sichenzia Ross Ference Carmel LLP